                                                                    EXHIBIT 99.2
                            HEDMAN RESOURCES LIMITED

                              FINANCIAL STATEMENTS

                              FOR THE PERIOD ENDED

                            JUNE 30, 2001 (Unaudited)

HEDMAN RESOURCES LIMITED
BALANCE SHEET (Unaudited)
As at June 30, 2001
(With Comparative figures for June 30, 2000

                                                                         2001             2000
                                                                         ----             ----
ASSETS
Current Assets:

Cash                                                              $       126,993      $    20,294
Accounts Receivable                                                        47,872           46,303
Inventory   (notes 2 and 3)                                               397,909          157,185
Prepaid Expenses                                                           13,040               --
                                                                       ---------        ----------
                                                                          585,814          223,782
Plant, Property and Equipment (net of amortization) (note 4)            4,539,226        2,708,734
Mining Properties       (note 5)                                          189,215          134,282
Deferred Development Costs          (note 6)                                   --          583,340
                                                                       ---------        ----------
                                                                  $     5,314,255      $ 3,650,137
                                                                  ===============      ===========
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:

Subscriptions Payable                                                          --               --
Accounts payable and accrued liabilities                                2,573,188          193,463
Long term Debt                                                            422,400          501,600
current portion of long-term debt                                          52,800           52,800
Advances from related parties                                                  --               --
Shareholders Equity:
Share Capital: Authorized and Outstanding                              10,393,800        9,165,902
Contributed  Surplus                                                    1,785,089        1,785,089
Deficit                                                                 9,913,021)      (8,048,716)
                                                                        ---------        ----------
                                                                 $      5,314,255      $ 3,650,137
                                                                  ===============      ===========

see accompanying note to financial statements

On behalf of the board of Directors

Sgn: Claude Taillefer

________________ President

________________ Director

HEDMAN RESOURCES LIMITED

STATEMENT OF OPERATIONS AND DEFICIT, (Unaudited)
For the six Months Ended June 30, 2001
(With Comparative figures for June 30, 2000)



                                                           2001             2000
                                                           ----             ----
REVENUES

Sales Revenue             (note 12)                   $    242,406     $   202,029
Other Revenues
Cost of Sales                                            (309,184)        (281,423)
                                                      ============      ===========
                                                          (66,777)         (79,394)
EXPENSES

Administration Costs                                      162,987          122,652
Administration Wages and Benefits                         118,060           88,756
Sales, Marketing and Research                              52,132           23,026
Amortization and Depreciation                             133,362          101,638
Municipal Taxes                                            30,792           22,869
Interest on Long-term debt                                  9,852           26,716
Professional Fees                                         112,448           32,502
                                                      ------------     -----------
                                                          619,633          418,160
                                                      ============     ============
Loss for the period                                      (686,411)        (497,554)
Deficit, beginning of the period                       (9,226,611)      (7,551,163)
                                                      ------------    -------------
Deficit, at the end of the period                     $(9,913,021)     $(8,048,716)
                                                      ===========      ===========
Gain/(Loss) per Share                                 $    (0.018)     $    (0.018)
                                                      ===========      ===========






see accompanying notes to financial statements

HEDMAN RESOURCES LIMITED
STATEMENT OF CHANGES IN FINANCIAL POSITION, (Unaudited)
For the six months ended June 30, 2001
(With Comparative figures for June 30, 2000)

                                                                         2001            2000
                                                                         ----            ----
CASH PROVIDED BY (USED IN): OPERATIONS
Loss for the period                                            $    (686,411)  $    (497,554)
Items not involving cash:
Depreciation and amortization                                         133,362         101,638
                                                               --------------  --------------
                                                                    (553,049)       (359,916)
                                                               ==============  ==============
Change in non-cash operating working capital:

Accounts receivable                                                  (10,357)          15,915
Inventory                                                           (178,126)          13,864
Prepaid Expenses                                                           --              --
Accounts Payable and accrued liabilities                              412,726        (55,162)
                                                               --------------  --------------
                                                                      224,243        (25,383)
                                                               ==============  ==============
FINANCING:

Issue of Share Capital                                              1,138,531       1,859,956
Subscriptions (Private Placement)                                          --       (882,372)
Short term Loans                                                           --        (27,914)
Advances from related parties                                       (390,000)              --
Loan Payments                                                              --              --
Current Portion of Long term Debt                                    (17,600)        (26,400)
                                                               --------------  --------------
                                                                      730,931         923,270
                                                               ==============  ==============
INVESTMENTS:

Purchase of capital assets                                          (319,776)       (931,763)
                                                               --------------  --------------
                                                                    (319,776)       (931,763)
                                                               ==============  ==============
Increase (decrease) in cash position                                   82,349       (429,792)
Cash (bank indebtedness), beginning of the period                      44,644         450,086
                                                               --------------  --------------
CASH (BANK INDEBTEDNESS), END OF THE PERIOD                    $      126,993  $       20,294
                                                               ==============  ==============


See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 1
For the six months ended June 30, 2001

1. GOING CONCERN:

These financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company has experienced several continuous years of operating losses, is in a negative working capital position and has significant capital purchase commitments which will come due within the next year. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support from its lenders and creditors including new financing. The Company is also dependent on an infusion of equity from potential shareholders. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain sufficient additional funds from these sources.

In 2000, the Company entered into a binding letter of intent with Enviro Industrial Technologies Inc. ("Enviro"), a U.S. Company. Enviro agreed to acquire up to all of the issued and outstanding common shares of the Company in exchange for common stock of Enviro on a one for one basis after a two for one share consolidation by the Company. Enviro was incorporated in the State of Delaware on March 31, 2000 and plans to enter the mining and industrial mineral processing business.

2. SIGNIFICANT ACCOUNTING POLICIES:

Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers. The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and conform in all material respects with the accounting principles generally accepted in the United States. The summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these financial statements and is presented to assist the reader in interpreting the statements contained herein.

(a) Revenue recognition:

Revenue from sales is recognized when goods are shipped to customers and title transfers.

(b) Mining properties and deferred development costs:

Mining properties represent the cost of acquisition, less recoveries, of non-producing resources properties. These costs will be charged against income if the properties are brought into commercial production. The carrying values of non-producing properties are periodically assessed by management and if management, determines that the carrying values cannot be recovered, the unrecoverable amounts are written-off against current earnings.

Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 2
For the six months ended June 30, 2001

(c) Inventory:

Inventories of broken ore and refined and converted products are valued at the lower of average cost and net realizable value.

(d) Supplies and prepaid expenses:

Consumables supplies and spares are valued at the lower of weighted average cost or replacement value.

(e) Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:

            Buildings                          4%

            Equipment                          4%

         Office Equipment                     20%

             Vehicles                         30%

            Computers                         30%

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains and losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if managements determines that the carrying values cannot be recovered, the unrecoverable amounts are written-off against current earnings.

(f) Foreign Currency Translation:

Foreign currencies are translated to Canadian dollars as follows - monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

(g) Reclamation Costs:

Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

(h) Future income taxes:

In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Effective January 1, 1999, the Company adopted Section 3465. Section 3465 requires a change from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes.

Under the assets and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted

HEDMAN RESOURCES LIMITED
Notes to the financial statements, Page 3
For the six months ended June 30, 2001

(h) Future income taxes: (continued)

or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected t be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pursuant to the deferral method, which was applied in 1999 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes are not adjusted for subsequent changes in tax rates.

There is no effect of this change in accounting for income taxes on prior periods. Prior years' financial statements have not been restated to apply the provisions of Section 3465.

(i) Uses of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(j) Comparative figures:


Certain of the 2000 figures have been restated to conform with the presentation adopted in 2001.

3. INVENTORY: The inventory consists of:

                                2001         2000
                                ----         ----
Raw Materials                298,900       70,079
Processed Ore                  3,753       77,634
                            --------     --------
                            $302,653     $147,713
                            ========     ========

HEDMAN RESOURCES LIMITED
Notes to the financial statements, Page 4
For the six months ended June 30, 2001

4. PROPERTY, PLANT AND EQUIPMENT:

                                                                              2001           2000
                                          Assets       Accumulated        Net Book       Net Book
                                         at cost      Depreciation           Value          Value
                                         -------      ------------        --------       --------
Land                                       5,236                             5,236          5,236
Buildings                              1,223,371         (531,982)         691,389        609,149
Firefelt Buildings                       899,372          (11,937)         887,435        869,448
Equipment                              5,128,147       (2,181,519)       2,946,628      1,211,174
Computers                                 20,192          (13,760)           6,432          4,718
Office Equipment                           4,173           (4,173)               0            584
Vehicles                                  21,060          (18,954)           2,106          8,424
                                      ----------      ------------      ----------     ----------
                                      $7,301,551      $ 2,762,325       $4,539,226     $2,708,733
                                      ==========      ============      ==========     ==========

5. MINERAL PROPERTY ACQUISITIONS:

The mineral property acquisitions consist of:

                                                                    2001           2000
                                                                    ----           ----
Townships of Warden and Munro, Ontario, 21 leased mining          189,215        134,282
claims, 8 options.    (Harwood township 2 claims in 2001)

A new pit has been developed in the townships of Harwood, in the district of Sudbury.

6. DEFERRED DEVELOPMENT COSTS:

The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. Commencing in 1972, the deferred development expenditures are being amortized using a units-of-production method based on tons of product shipped. Accumulated amortization at June 30, 2001 is $ 0, (2000- $300,768). Deferred development costs have been eliminated to conform with US GAAP.

7. LONG-TERM DEBT:

                                      Interest Rate    Due Date       2001      2000
                                      -------- ----    --- ----       ----      ----
Business Development Bank of Canada        Floating     2005       475,200   554,400
                                       Base + 2.50%
Current Portion on long-term                                        52,800    52,800
                                                                   -------   -------
                                                                   422,400   501,600
                                                                   =======   =======

HEDMAN RESOURCES LIMITED
Notes to the financial Statements Page 5
For the six months ended June 30, 2001

The loan payable to the Business Development Bank of Canada is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and an assignment of $600,000 insurance on the life of the president of the Company.

Principal payments required to retire the outstanding long-term debt are as follows:

                     2001                                       105,600

                     2002                                       105,600

                     2003                                       105,600

                     2004                                       105,600

                     2005                                        79,200
                                                                 ------
                                                               $501,600
                                                               ========



8. SHARE CAPITAL

a)          Authorized
                        unlimited number of common shares
                        unlimited special shares
b)          Issued - common

                                            Shares           2001         Shares          2000
                                            ------           ----         ------          ----
For Cash                                28,631,368  $   9,255,269     14,034,382  $  6,063,012
For Leased Mineral Property
For Debt  Settlement
                                        ==========  =============     ==========  ============
                                                                      14,034,382  $  6,063,012
Issued during the year for cash:

common shares                                                         13,913,653     3,027,640
convertible debenture                    1,844,600        700,940
warrants exercised                       2,189,208        437,591        200,000        40,000
options exercised                                                        135,000        32,250
                                        ----------  -------------     ----------  ------------
                                        32,665,176  $  10,393,800     28,283,035  $  9,165,902
                                        ==========  =============     ==========  ============

All stock options to employees and directors were granted at the then fair market value or greater than fair market value.

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 6
For the six months ended, June 30, 2001

c) As at June 30, 2001 there are 870,000 outstanding options to purchase common shares of the Company.

         The outstanding options to purchase common shares are as follows:

Expiry Date         Price               No. of Shares
-----------         -----               -------------
May 01, 2006        0.37                     870,000
                    ----                     -------
                                             870,000
                                             =======


d) As at June 30, 2001 there are 11,724,445 share purchase warrants outstanding.

Expiry Date of Warrants      Price                  Number of Shares
-----------------------      -----                  ----------------
July 12, 2001                0.20                         6,419,126
February 22, 2002            0.40                         5,305,319
                             ----                         ---------
                                                         11,724,445
                                                         ==========


9. ADVANCES FROM RELATED PARTIES

The advances from related parties are unsecured, bear no interest and have no specified terms of repayment.

10. RELATED PARTY TRANSACTIONS

During the period, the company incurred office leasing costs totalling (2000 - $1,500) to corporations which are controlled by a director of Hedman Resources Limited.


11. CONTINGENT LIABILITIES:

The Company has been named as a co-defendant in a number of class actions suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance company's have collectively expended approximately $7.2 million in defence costs in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. It is not possible to estimate the amount, if any, of the Company's liability exposure.

12. SEGMENTED INFORMATION:

Exported sales during the period amounted to $180,000, (2000 - $178,601).

HEDMAN RESOURCES LIMITED
Notes to the financial statements, page 7
As at June 30, 2001

13. INCOME TAXES:

The company has available non-capital losses carry forward for income tax purposes in the aggregate of $3,899,382 which are available to reduce future years earnings. No tax benefits pertaining to these losses has been recognized in the accounts. These losses expire as follows:

             2001                          510,521

             2002                          871,174

             2003                          576,921

             2004                          933,177

             2005                          426,319

             2006                      $   581,270
                                       ===========

                                       $ 3,899,382
                                       ===========

The potential future tax benefits of the Company's resource related expenditures have not been recorded in these financial statements. Of the costs capitalized as mining interests, approximately $556,000 is available for deduction against future taxable income.

14. NET LOSS PER SHARE:

The net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, 2001 - 32,665,176 (2000 - 28,283,035).

15. FUTURE SITE RESTORATION AND REMOVALS:

The Company in conjunction with the Ministry of Northern Development and Mines has reached an agreement for a closure plan regarding future site restoration. The cost of such activity consists of $20,000 dollars deposit and $2.25 per milled ton as financial assurance to a maximum of $261,567 dollars over a 10 year period.

HEDMAN RESOURCES LIMITED
Company Information
June 30, 2001

Trading Symbol (CDNX):                        HDM

Outstanding Shares:                           32,665,176

Close Price June 30, 2001                     ($0.41)

Directors &:
Officers                                      Claude G. Taillefer, President &
                                              C.E.O. Richard F. Bertrand,
                                              Director David M. Houle,
                                              Treasurer Anthony Kramreither,
                                              Secretary Edward Blanchard,
                                              Director

Transfer Agent:                               Montreal Trust, Calgary, Alberta,
                                              Canada

Legal Firm:                                   Donahue, Ernst, Young, Toronto,
                                              Ontario, Canada


Auditors:                                     KPMG, Sudbury, Ontario, Canada


Email:                                        Hedman@on.aibn.com